UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Creative Enterprises International, Inc.

(Name of Small Business Issuer in its Charter)

NEVADA (State or other jurisdiction of incorporation or organization)	23-3100268 (I.R.S. Employer Identification No.)

825 Lafayette Road Bryn Mawr, PA (Address of principal executive offices)	19010 (Zip Code)

Issuer's telephone number:
(610) 525-7444

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on
to be so Registered	Which Each Class is to be Registered

NOT APPLICABLE	NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of class)

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

As used in this Form 10-SB, unless the context otherwise requires, the terms "we," "us," and "our" refer to Creative Enterprises International, Inc., a Nevada corporation.

PART I

Item 1. Business

(a)    Business Development

Creative Enterprises International, Inc. ("Creative") is a marketing and distribution company of consumer products. Creative's business strategy is to identify emerging consumer trends and then source products to fulfill anticipated consumer market demand.

Creative was originally incorporated on June 20, 1984, in the State of Utah as Parvin Energy, Inc. Our name was changed to Sahara Gold Corporation on July 26, 1985 and on November 10, 1998, we changed our corporate domicile to the State of Nevada and our name to Inland Pacific Resources, Inc. On December 18, 2001, we entered into an agreement and plan of reorganization with Creative Enterprises, Inc. and changed our name to Creative Enterprises International, Inc.

We have had limited operations to date and are considered a development stage company. Since our inception, we have generated no revenues and incurred a net loss of $4,565,599. Of this amount, $1,833,400 is a non-cash charge we incurred resulting from the issuance of shares of common stock to third parties in consideration of consulting services provided by such persons. Since our formation, our operations have been devoted primarily to startup and development activities, which include the following:

•	Formation of the company and obtaining start-up capital;

•	Developing our corporate hierarchy, including building a sales and marketing infrastructure and establishing a business plan; and

•	Identifying and contacting suppliers and distributors of bottled artesian waters.

(b)    Business of the Issuer

We operate our business in the rapidly evolving consumer beverage industry and our principal products are a line of premium bottled artesian waters. Artesian water is sourced from deep, below-ground aquifers, in contrast to spring water. Our business strategy is to employ innovative merchandising to highlight the unique points of our products and hire a public relations firm to associate our products with athletes, celebrities, models and personal trainers. In addition, the Company will attend a number of trade shows each year to display its products to retailers. Such promotions and distribution activities will initially concentrate on the Los Angeles, New York City and Miami markets. Our sales team will focus on the leading supermarket chains, convenience stores, drug chains, food service operators and health club chains in the United States.

Our principal products are a line of premium bottled water products, manufactured by Jamnica, d.d., a subsidiary of Agrokor, d.d. Agrokor is a large, privately owned company based in Croatia whose primary business operations are the production and distribution of food and beverages, as well as retail trade. Agrokor's actual sales in 2003 were approximately $1.6 billion. Management believes that Jamnica is one of the largest mineral water producers in southeast Europe, in terms of volume sold. (Source: Agrokor, d.d.). We have entered into a license and distribution agreement with Jamnica that grants us an exclusive license to distribute Jamnica's bottled waters in North America. We have also obtained the rights from Peace Mountain Natural Beverages Corporation to bottle and distribute a unique enhanced bottled water, called Skinny Water®. Skinny Water's proprietary formula is enhanced with an all-natural appetite suppressant that helps people maintain and lose weight as well as converts carbohydrates into energy. Creative, as part of its agreement with Jamnica has granted European distribution rights for Skinny Water to Jamnica.

Creative has entered into a three year license agreement with Peace Mountain Natural Beverages Corporation pursuant to which Creative licenses the exclusive right to bottle and distribute Peace Mountain's "Skinny Products." Under this agreement, Skinny Products include "Skinny Water", "Diet Water", "Skinny Tea", "Skinny Juice" and "Skinny Shake". Creative is currently focusing on the distribution of Skinny Water in connection with its relationship with Jamnica. Pursuant to this agreement, Creative must utilize only ingredients that are generally recognized as safe and must use concentrate and formulations agreed to by Peace Mountain.

Pursuant to its agreement with InterHealth Nutraceuticals Incorporated, Creative obtained the right to sell, market, distribute and package Super CitriMax® in bottled water products. This right was granted by InterHealth on a non-exclusive basis. Further, Creative must purchase quantities of Super CitriMax® from the manufacturer and is licensed to use InterHealth's trademarks and logos in marketing products containing Super CitriMax®. Creative utilizes Super CitriMax® in Skinny Water.

In each case, we must satisfy applicable performance standards and adhere to certain procedures or risk termination of the agreements.

Our current business strategy is to build upon the "Jana" brand, which management believes is a highly successful brand of bottled water in southeast Europe. Management believes that the Jana brand represents one of the best artesian "sourced" waters available and it is manufactured and bottled by one of the largest corporations in southeast Europe, Agrokor. Through its subsidiary, Jamnica, Agrokor bottles over 200,000,000 liters of water per annum. (Source: Agrokor, d.d.). We intend to develop and maintain a firm focus in establishing a market for the Jana brand and build a national sales and distribution force to take our products into mainstream markets and distribution channels. In order to accomplish this, we intend to:

•	create strong distributor relationships and key accounts;

•	stimulate strong consumer awareness of and demand for our products with primary emphasis in the United States; and

•	develop unique alternative beverage brands and products.

Industry Overview

Our beverages are classified as "New Age" beverages, a category that includes natural soda, fruit juices and fruit drinks, ready-to-drink teas, sports drinks and water. In just four years, manufacturers' sales of New Age beverages increased from $8 billion in 1998 to approximately $14 billion in 2004. This represents an average growth of more than 11% per year. (Sources: Business Trends Analysts and BeverageWorld). Beverage Marketing Group has found that the U.S. bottled water industry is valued at $9 billion, with bottled water consumption having more than doubled in the last decade. Management believes that the U.S. market for weight-control products and services is approximately $46.3 billion and is expected to grow to $61 billion by 2008. (Source: Marketdata Enterprises, Inc.) However, these industries are highly competitive and are subject to continuing changes with respect to the manner in which products are provided and how products are selected. Pressures to reduce the cost of our products because of market forces could adversely impact our revenues.

New Age or alternative beverages are distinguishable from mainstream carbonated soft drinks in that they tend to contain less sugar, less carbonation, and natural ingredients. As a general rule, three criteria have been established for such a classification: (1) relatively new introduction to the market-place; (2) a perception by consumers that consumption is healthful compared to mainstream carbonated soft drinks; and (3) the use of natural ingredients and flavors in the products. Management believes that this beverage category includes the following segments:

•	Energy drinks

•	Premium soda

•	Ready to Drink teas

•	Single-serve-fruit beverages

•	Smoothies

•	Sparkling water

•	Sports drinks

•	Vegetable/fruit juice blends

•	Other New Age beverages

Our Strategy

Our strategy is to employ creative but relatively low cost marketing and brand promotion techniques and building a strong distributor network and presence with national retail accounts for our products. We will attempt to develop and grow a market for our products by through a distribution network and creating consumer demand for and awareness of our products. We believe that the exclusive arrangements we have with our key suppliers provides us with a competitive advantage.

Our Products

Our line of bottled waters consists of:

•	Jana Skinny Water;

•	Jana Natural Artesian Water;

•	Jana Natural Flavored Artesian Water (Lemon-Lime and Strawberry-Guava); and

•	Jana Juicy Fruits Natural Noncarbonated Beverages (Red-Orange; Orange-Nectarine; Multivitamin and Multired).

Creative has entered into an exclusive license and distribution agreement with Jamnica, d.d., a division of the Agrokor Group. The purpose of the agreement is to arrange for the bottling and distribution of Jana's water products in North America. Under this agreement, Creative will purchase the Jana water products from Jamnica and have the exclusive right to distribute these products in North America.

Under our agreement with Jamnica, they appointed us their exclusive distributor for the products in the United States and Canada. In connection with this appointment, Jamnica agreed to provide us at no additional charge with promotional materials and sales aids and to identify us on marketing materials as the exclusive distributor of the products.

The agreement is for an initial an initial term commencing on the date we receive government approvals to distribute the products in the sales territory and continues for a period of one year from the date the approvals are received. The agreement will automatically renew for additional one year terms provided we satisfy the following sales volume targets:

Year	Minimum Targets
2005	7,500,000 liters or $4,000,000
2006	30,000,000 liters or $15,750,000
2007	60,000,000 liters or $31,500,000

If we are unable to satisfy these targets, Jamnica has the right to either terminate the agreement or to appoint additional distributors in the territory.

We believe that our labeling of our Skinny Water product complies with the requirements of the U.S. Food and Drug Administration. Further, we received certification from New York State in March, 2005 for the sale of our Jana bottled waters in New York State. We are in the process of pursuing additional regulatory approvals in the additional states in which we intend to distribute and sell our products.

Creative has also entered into a three year license agreement with Peace Mountain Natural Beverages Corporation pursuant to which Creative licenses the exclusive right to bottle and distribute the "Skinny Products." Under this agreement, Skinny Products include "Skinny Water", "Diet Water", "Skinny Tea", "Skinny Juice" and "Skinny Shake". Creative is currently focusing on the distribution of Skinny Water in connection with its relationship with Jamnica. Pursuant to this agreement, Creative must utilize only ingredients that are generally recognized as safe and must use concentrate and formulations agreed to by Peace Mountain. Creative's agreement with Peace Mountain will renew automatically provided that it satisfies the minimum purchase amount specified in the contract or makes a $10,000 monthly payment.

Pursuant to its agreement with InterHealth Nutraceuticals Incorporated, Creative obtained the right to sell, market, distribute and package Super CitriMax in bottled water products. Creative uses Super CitriMax® in its Skinny Water products. This right was granted by InterHealth on a non-exclusive basis. Further, Creative purchases quantities of Super CitriMax from the manufacturer as needed, and is licensed to use InterHealth's trademarks and logos in marketing products containing Super CitriMax.

Our emphasis will be on taste, quality, all natural, no preservatives, proprietary formulas, and the health benefits offered to the consumer. We believe that Skinny Water is the first "slimming water" coming from Europe to the U.S. market. In addition, another example is that the Jana Fruit Vitamin line's proprietary blend of fruits, berries, and vitamins, will help with stress, energy, anti-aging, and overall well-being.

Jana Skinny Water®

Skinny Water® was developed after three years of research, working closely with food scientists and a nutraceutical manufacturer. Skinny Water is Jana water, enhanced with a proprietary, natural appetite suppressant, maintaining a natural water taste and appearance.

Skinny Water's main active ingredient "SuperCitrimax" is approved for use in beverages and foods in the U.S. and a number of other countries. Super CitriMax has been affirmed GRAS (Generally Recognized as Safe) for use in functional beverages by the Burdock Group, one of the nation's leading toxicology specialists who evaluate the safety of food and beverage ingredients. This process involved an intensive review of all safety and toxicology data by a panel of scientific experts. (Source: InterHealth Nutraceuticals, Inc.). Further, human clinical studies, at the Georgetown University Medical Center resulted in findings that included, weight loss, average subject lost 10 lbs in 8 weeks, reduction in appetite, increase in fat burning and metabolism, as well as the conversion of sugar and carbohydrates into energy instead of fat. The results of their findings are published in the peer-reviewed journal, Nutrition Research (24(1): 45-58, 2004).

Skinny Water contains selected essential nutrients (calcium, potassium, and magnesium), which combine the benefits of hydration with vitamins, minerals, along with the natural ingredient in Skinny Water which has been clinically shown to suppress appetite, block carbohydrates from converting into fat, and increase fat burning, without stimulating the nervous system.

Skinny Water is ephedrine-free and contains no preservatives, caffeine, calories, or sugar. Skinny Water's patented formula (held by the licensor) features all natural, clinically tested ingredients, Hydroxycitric Acid ("Super CitriMax") plus a combination of calcium and potassium, which all play a role in weight control and in promoting normal metabolic function.

Jana Natural Artesian Water

Jana natural artesian water comes from Croatia, a country with extensive supplies of natural drinking water. Management believes that Jana natural artesian water is richer in magnesium than artesian waters of similar composition. Magnesium appears in Jana in the form of a quality hydrogen carbonate, which management believes is optimal for absorption in the human body. Jana Natural Artesian Water was voted the best quality water at this year's Aqua Expo 2005, held in February 2005, in Paris, France.

Jana Flavored Natural Artesian Water

This line of products consists of Jana Natural Water blended with extracts. These are non-carbonated, non-alcoholic beverages made of natural extracts of Lemon/Lime and Strawberry/Guava. No preservatives are added, as this product is made of Jana natural artesian water. Jana Flavored Natural Artesian Water was voted the best-flavored water at the 2004 Aqua Expo, held in Paris, France.

Jana Vitamin Enhanced Waters

Jana Vitamin Enhanced Waters are non-carbonated, non-alcoholic, fruit beverages, enhanced with vitamins A, B, C and E; they are made of 12 percent fruit concentrate and natural artesian water. This product line is free of preservatives and are manufactured in four different flavors: red-orange, orange-nectarine, and as mixtures of nine different kinds of fruits: multi-red and multivitamin.

Distribution, Sales and Marketing

General

We target a niche in the soft drink industry known as New Age beverages. The soft drink industry generally characterizes New Age Beverages as being made more naturally, with upscale packaging, and often creating and utilizing new and unique flavors and flavor combinations. The New Age beverage segment of our industry has grown from $620 million in annual sales in 1989 to over $15 billion in estimated annual revenues in 2004 (Source: Business Trend Analysts).

The New Age beverage segment is highly fragmented and includes such players as SoBe (acquired by PepsiCo), Snapple (acquired by Cadbury Schweppes in 2000), Arizona, Hansen's and Jones Sodas, among others. These brands have the advantage of being seen widely in the national market and being commonly well known for years through well-funded ad campaigns.

Creative's channel rollout plan is to implement a two-phase approach. Phase one will commence in the second quarter of fiscal 2005 and will initially concentrate all distribution and promotion in three cities: New York City, Los Angeles, and Miami, Fla. Phase two will concentrate on all national retail accounts and national promotion. The European rollout of Skinny Water will follow the U.S. launch. We are currently developing our distribution network in the context of our rollout plan. As described below, we entered into a distribution agreement with Big Geyser, Inc. for the New York City, New York area and intend to enlist other local beverage distributors to carry our products in the markets in which we introduce our products.

We have engaged a national account manager to be responsible for the distributor relationships and larger chain accounts that require headquarter sales visits in addition to managing the sales representatives. We will primarily sell to our distributors, who in turn sell to retail stores. Our representatives will maintain the pipeline flow of our products from our distributors (our direct customers), to the retailer (our distributors' customers) to the end customer, the individual consumer. We currently have retained eight sales representatives on a commission basis working to engage product distributors. Based upon their results, we may expand the number of sales representatives to work along side our mainstream distributors. As resources become available, we intend to retain one or more of these sales representatives on a full-time basis or engage additional sales representatives.

Marketing and Sales Strategy

Creative will employ a category specific project management approach, as well as, innovative packaging and point of purchase displays in our sales planning and presentation to the trade. Our emphasis will be to highlight the Jana brand throughout all of our sales and marketing. Management believes that proper merchandising is a key element to providing maximum exposure to any brand. Management believes that retailers focus on effective shelf and display merchandising in order to yield increased revenue per shopping customer. Unique "billboards" or hangtags have been developed to "tell the story" of each bottled water to the consumer as part of their initial product purchase. This point of purchase display strategy will give us the ability to connect the consumer to our brand immediately, highlighting our points of differentiation. Outside carton packaging will also be used for multi-pack and case sales.

Promotion is key to any product launch and Creative will invest the appropriate amount of capital to build interest around its products. We will attempt to associate the Jana branded waters with athletes, celebrities, models, personal trainers, and others to build a strong image and marketing campaign. Creative intends to ultimately develop an integrated, multi-channel strategy of advertising, which will include national print, television coverage, Internet, and sponsorship marketing. In addition Creative will place an emphasis on targeted event-based tasting and sampling promotions. For example, we intend to distribute promotional kits to celebrities, offer taste sampling at health spas, and provide sponsorship at events, including trade shows. We have engaged Arno NA to provide advertising and promotional services. Arno NA is a member of the Arno International Group, an international design, marketing and promotions firm.

As of the date of this registration statement, our distributor, Big Geyser, has placed and initial order of three containers of product (approximately 6,000 cases with a sales value of $65,000) which we expect will be distributed throughout New York City in April and May 2005. We expect to deliver an additional 19,000 cases in the New York City market during the current fiscal year. Approximately 1.2 million bottles of product has been delivered into the U.S. and are stored in warehouse facilities and are available for delivery to our distributors.

Marketing to Distributors

We will market our products to distributors using a number of marketing strategies, including direct solicitation, retaining outside representatives, telemarketing, trade advertising, and trade show exhibition. These distributors, who may also have relationships with our competitors, include natural food, gourmet food and mainstream distributors.

Marketing to Retail Stores

We will market to stores by utilizing trade shows, trade advertising, telemarketing, direct mail pieces, and direct contact with the store. For our direct contact, our outside sales representatives or brokers will visit stores to sell directly in many regions. Sales to retail stores will be coordinated through our distribution network.

Marketing to Consumers

We will utilize several marketing strategies to market directly to consumers. Advertising in targeted consumer magazines, in-store discounts, in-store product demonstration, consumer trade shows and event sponsoring are all among anticipate consumer-direct marketing devices.

Proprietary Coolers

In-store placements of branded refrigerated coolers by Snapple, SoBe and Jones Soda, among others, have proven to have a significant positive effect on their sales. Creative intends to deploy its own branded coolers in a number of locations.

Distribution Strategy

Creative is establishing distribution contracts with the best of breed local beverage distributors for each national retail category. We expect that a majority of our products will be sold through our distributors. Distribution will target category leaders in grocery, convenience, health clubs, retail drug, and health food establishments. We have rented warehousing availability in New Jersey from which we can store, label and ship product, based on individual retailer's specifications. Creative will contract with independent trucking companies to have product shipped from its contract packers to independent warehouses, and then on to its distributors. Distributors will then sell and deliver our products either to sub-distributors or directly to retail outlets, and such distributors or sub-distributors stock the retailers' shelves with the products. We will also be responsible for managing our network of distributors and brokers and the hiring of sales managers, who will be responsible for their respective specific channel of sales distribution.

On December 14, 2004, we entered into an exclusive distribution arrangement with Big Geyser, Inc., an independent beverage distributor for the distribution of our Jana products in New York City and Long Island, New York. The agreement is for an initial term of 5 years and is currently Creative's only long-term, written distribution relationship for its Jana product line. Creative will also distribute its Jana products based on purchase order relationships that will be terminable by either party at will. Creative will agree on performance metrics with its New York City area distributor upon the first anniversary of the agreement.

Creative anticipates that as consumer awareness of its brands develops and increases, it will expand its distributor network, which may result in a decreased dependence on any one distributor. Creative expects that it will grant other distributors exclusive rights to other defined territories. We are currently in negotiations with leading supermarkets and convenience stores in order to secure shelf space for our products.

Mainstream Supermarkets

Based on industry data available to management, we believe that there are over 35,000 supermarket chains in the United States, and that the leading 5 chains control nearly 50% of the market. Management believes that the grocery industry, which has embraced the premium, enhanced water category, is actively seeking new and innovative products in order to expand their premium, and enhanced water sections. Creative's grocery channel strategy will maximize the overall presentation of the premium water category section in stores nationwide.

Convenience Chains/Drug

Based on industry data available to management, we believe that the leading 50 convenience store chains represent over 45,000 store locations nationwide. Management believes that it is typical for a consumer to make two trips to the convenience store per week. The convenience channel will be of strategic value to us since we can establish paid sampling trials of our single serve product lines.

Food Service: Restaurants, Hotels, Schools

Several operators service the leading food service customers. The leading food service operators include U.S. Food Service, Sysco, Coremark and McLane. These companies service key institutions such as hotels, restaurants, schools, hospitals, businesses and cafeterias and representing millions of meal and snacking occasions daily. On-premise (restaurant) activity in commercial and non-commercial locations is an increasing component of total beverage sales. In recognition of this trend, we will market aggressively to industrial cafeterias, bars and restaurants.

Health Clubs, Spa

Over the past ten years, fitness has represented a thriving business opportunity throughout the world. Information summarized in the 2002 U.S. Fitness Industry Market report from Tekes estimates that the U.S. fitness market was valued at approximately $5.8 billion. There are over 7,000 health clubs, gyms, and spas in the U.S., which we will target for all of our products.

Sources and Availability of Raw Materials

Our products require bottles, labels, caps, artesian water, and other ingredients, including Super CitriMax. We fulfill these requirements through purchases from various sources, including purchases from Jamnica and InterHealth. Other than Super CitriMax, we believe there are adequate supplies of the aforementioned products at the present time, but cannot predict future availability or prices of such products and materials. However, since our key strategy is to successfully introduce the Jana brand in the U.S., the termination of our agreement with Jamnica would have a materially adverse impact on our business and results of operations. Since we purchase Super CitriMax from InterHealth, the termination of that agreement would also have a materially adverse impact on our business and results of operations. We also expect the above referenced supplies to experience price fluctuations. The price and supply of materials will be determined by, among other factors, demand, government regulations and legislation. We currently purchase quantities of Super CitriMax from InterHealth Nutraceuticals.

Manufacture of Our Products and Quality Control

We license our products from the manufacturers: Jamnica, Peace Mountain and InterHealth. Jamnica manufactures Jana Natural Water, Jana Flavored Natural Water and Jana Vitamin Enhanced Water and licenses Creative with the exclusive distribution rights in North America. We license Skinny Water from Peace Mountain on an exclusive basis and we license and purchase supplies of Super CitriMax from InterHealth on a non-exclusive basis. Super CitriMax is utilized in Skinny Water.

Jamnica employs state of the art aseptic bottling technology, cutting edge and tested marketing materials, product development, laboratory ingredient testing and tasting quality controls. Our products are made from high quality ingredients and we believe that we source and select only those suppliers that use only quality components. We seek to ensure that all of our products satisfy our quality standards. Samples of our products from each production run are analyzed and categorized in a reference library. For every run of product, Jamnica undertakes extensive on-line testing of product quality and packaging. This includes testing levels of sweetness, carbonation, taste, product integrity, packaging and various regulatory cross checks. For each product, they must transmit all quality control test results to us for reference following each production run. Water quality is monitored during production and at scheduled testing times to ensure compliance with beverage industry standards. We are committed to an on-going program of product improvement with a view toward ensuring the high quality of our product.

Competition

The beverage industry is highly competitive. In order to compete effectively in the beverage industry, we believe that we must convince independent distributors that our products have the potential to be a leading brand in the segments in which we compete. Pricing of the products is an important component of our competitive strategy. We will seek to ensure that the price for our products is competitive with the other products with which we compete.

We compete with other companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by distributors, most of whom also distribute other brands with which our products compete. The principal methods of competition include product quality and taste, brand advertising, trade and consumer promotions, pricing, packaging and the development of new products.

Our premium beverage products compete generally with all liquid refreshments and in particular with numerous other New Age beverages, including:

•	Evian

•	Volvic

•	Fiji

•	Vittel

•	SoBe (owned by Pepsi)

•	Snapple, Mistic, IBC and Stewart's (owned by Cadbury Schweppes)

•	Arizona

•	Knudsen & Sons

•	Jones Sodas

As opposed to our line of Jana waters in general, our Skinny Water product competes in the weight-loss field and therefore will compete with other weight-loss products, in addition to the liquid refreshment market. We believe our only significant competitor for Skinny Water in the liquid refreshment category is Contrex, which currently is only marketed in Europe.

Many of these brands have enjoyed broad, well-established national recognition for years, through well-funded ad and other branding campaigns. In addition, the companies manufacturing these products generally have greater financial resources than we do and have greater access to additional financing.

We believe that our success will be due in great part to our innovative beverage recipes and packaging. We believe that the success of our Skinny Water product will be based on, in addition to the foregoing factors, our advantage is being first to market in the U.S. with a slimming water product.

Research and Development

Research and development expenses in the last two years have been nominal. We do not expect any significant increases in this research and development expenses.

Proprietary Rights, Brand Names and Trademarks

We regard consumer recognition of and loyalty to all of our brand names and trademarks as extremely important to the long-terms success of our business. We license the trademarks to our products from the manufacturers, including Jamnica, Peace Mountain and InterHealth. Management considers these licenses as material to our business. Similarly, the proprietary rights to our products are held by the manufacturer and licensed to us for purposes of bottling and distribution. We will use non-disclosure agreements with employees and distributors to protect our rights and those of our suppliers.

Government Regulation

The production and marketing of our products are governed by the rules and regulations of various federal, state and local agencies, including the United States Food and Drug Administration. The Food and Drug Administration also regulates the labeling of our products in the United States and we believe that our the labels utilized with our products complies with applicable requirements. We have received regulatory approvals from New York State and are in the process of securing necessary approvals in the other jurisdictions where we intend to introduce our products. We have not encountered any regulatory action as a result of our operations.

Environmental Protection

We are operating within existing federal, state and local environmental laws and regulations and is taking action aimed at assuring compliance therewith. Compliance with such laws and regulations is not expected to materially affect our capital expenditures, earnings or competitive position.

Number of Employees

As of March 31, 2005, we had a total of one employee and 12 independent contractors to provide us with managerial and administrative functions on a full-time basis. This employee is not subject to any collective bargaining agreement. We believe that employee relations are good.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Prior to the filing of this registration statement on Form 10-SB, we were not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding our company that may be viewed at http://www.sec.gov.

RISK FACTORS

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this Registration Statement. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this prospectus. We undertake no obligation to update any information contained in these forward-looking statements.

General Risks Related to Our Business

We are a development phase company with no record of operations to date; therefore our business model is completely speculative at the present time.

Our company is a development phase company with only a limited operating history upon which potential investors may base an evaluation of its prospects. We have not had any meaningful revenues or record of operations to date and our business model is currently completely speculative. There can be no assurance that we will ever be able to generate revenues or, if we generate revenue, that we will ever be profitable. Prospective investors may lose all or a portion of their investment. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in a highly competitive market, such as the market in which we compete. Such risks include, but are not limited to, our ability to obtain and retain customers and attract a significant number of new customers, the growth of the markets we intend to pursue, our ability to implement our growth strategy, especially the sales and marketing efforts, and the introduction of new products by us and our competitors.

We have a history of operating losses. If we continue to incur operating losses, we eventually may have insufficient working capital to maintain operations as presently set forth in our business plan.

As of December 31, 2004, we had an accumulated deficit of $4,565,599. For the years ended December 31, 2004 and 2003, we incurred losses from operations of $1,188,936 and $701,211, respectively. If we are not able to begin to earn an operating profit at some point in the future, we will eventually have insufficient working capital to maintain our operations as we presently intend to conduct them.

We have limited working capital and will need to raise additional capital in the future and our independent auditors have included a "going concern" opinion in their report.

At December 31, 2004, our cash and cash equivalents was approximately $3,400.00. During the present fiscal year, we have raised an aggregate amount of $415,000 from the sale of our securities to accredited investors in a private placement pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. We are currently seeking additional financing through a private placement of up to an aggregate principal amount of $2,000,000 of convertible debentures. There is no guarantee that we will be able to sell all of the debentures. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any of our securities, nor will there be any sale of these securities by us in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. This disclosure is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933.

We believe that net cash on hand as of the date of this Registration Statement and cash anticipated from operations and to be raised in private placements of our securities will only be sufficient to meet our expected cash needs for working capital and capital expenditures for a period of 3 to 6 months. Accordingly, we have an immediate need for additional cash which we must satisfy either by immediately developing a market for our products, selling additional securities in private placements or by negotiating for an extension of credit from third party lenders. If we are unable to obtain additional capital, we will need to reduce costs and operations substantially. Our independent auditors have included a "going concern" explanatory paragraph in their report to our financial statements for the year ended December 31, 2004, citing recurring losses from operations. Our capital needs in the future will depend upon factors such as market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty.

If we are unable to meet our operating target, we will need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling stock or convertible securities, the ownership of our existing shareholders will be diluted. We are currently negotiating with commercial lending companies for a line of credit or accounts receivable financing arrangement to assist us in obtaining necessary working capital. No assurances, however, can be given that we will be able to successful secure any such financing arrangement. Even if we are able to obtain commercial financing, the terms and conditions applicable to such arrangement may impose restrictions on our operations.

Further, if additional funds are raised though the issuance of equity or debt securities, such additional securities may have powers, designations, preferences or rights senior to our currently outstanding securities and, in the case of additional equity securities, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing on sufficiently favorable terms could have a material adverse effect on our business, results of operations and financial condition. If we are unsuccessful in raising additional capital and increasing revenues from operations, we will need to reduce costs and operations substantially. Further, if expenditures required to achieve our plans are greater than projected or if revenues are less than, or are generated more slowly than, projected, we will need to raise a greater amount of funds than currently expected.

Fluctuations in our quarterly revenue and results of operations may lead to reduced prices for our stock.

Our quarterly net revenue and results of operations can be expected to vary significantly in the future. The business in which we compete experiences substantial seasonality caused by the timing of customer orders and fluctuations in the size and rate of growth of consumer demand. In other particular fiscal quarters, our net revenues may be lower and vary significantly. As a result, we cannot assure you that our results of operations will be consistent on a quarterly or annual basis. If our results of operations in a quarter fall below our expectations and the expectations of market analysts or investors, the price of our common stock will likely decrease.

Our revenues will decline and our competitive position will be adversely affected if we are unable to introduce successful products on a timely basis.

Our business performance depends on the timely introduction of successful products or enhancements of existing products. Our inability to introduce products or enhancements, or significant delays in their release, could materially and adversely affect the ultimate success of our products and, in turn, our business, results of operations and financial condition. The process of introducing products or product enhancements is extremely complex, time consuming and expensive.

Our Chief Executive Officer is our only employee and our loss of him could negatively affect our business.

Our future success will depend to a significant degree upon the performance and contribution of our Chief Executive Officer, Michael Salaman, and upon our ability to attract, motivate and retain highly qualified employees with technical, management, marketing, sales, product development, creative and other skills. Although we have retained eight sales representatives and four management consultants, our Chief Executive Officer is currently our only employee. In our industry, competition for highly skilled and creative employees is intense and costly. We expect this competition to continue for the foreseeable future, and we may experience increased costs in order to attract and retain skilled employees. We cannot assure you that we will be successful in attracting and retaining skilled personnel. Our business, operating results and financial condition could be materially and adversely affected if we lost the services of our Chief Executive Officer or key technical or creative employees or if we failed to attract additional highly qualified employees.

Significant competition in our industry could adversely affect our business.

Our market is highly competitive and relatively few products achieve significant market acceptance. Our competitors include Evian, Contrex, Fiji, and other imported sourced bottled waters. These current and future competitors may also gain access to wider distribution channels than we do. As a result, these current and future competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;

•	carry larger inventories;

•	undertake more extensive marketing campaigns; and

•	adopt more aggressive pricing policies.

We may not have the resources required for us to respond effectively to market or technological changes or to compete successfully with current and future competitors. Increased competition may also result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations and financial condition.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results and financial condition. Further, similar to our competitors, we will likely become subject to litigation. Such litigation may be costly and time consuming and may divert management's attention from our day-to-day operations. In addition, we cannot assure you that such litigation will be ultimately resolved in our favor or that an adverse outcome will not have a material adverse effect on our business, results of operations and financial condition.

Our business will be adversely affected by a decline in the consumption of products we sell.

Although there have been increases in consumption of beverages in most of our product categories, there have been periods in the past in which there were substantial declines in the overall per capita consumption of beverage products in the United States and other markets in which we participate. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors.

We must rely on the performance of distributors, major retailers and chains for the success of our business.

We must engage distributors to sell our products principally to major retailers and chains including supermarkets, health clubs and convenience stores. We currently only have one long-term, written agreement with an independent distributor. The poor performance of our distributors, retailers or chains or our inability to collect accounts receivable from our distributors, retailers or chains could materially and adversely affect our results of operations and financial condition. In addition, distributors and retailers of our products offer products which compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that distributors or retailers may give higher priority to products of our competitors. In the future, our distributors and retailers may not continue to purchase our products or provide our products with adequate levels of promotional support. Accordingly, there can be no assurance that we will be able successfully to sell, market, commercialize or distribute our products at any time in the future.

We will rely heavily on our independent distributors, and this could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We currently have one long-term, written distribution agreement. Under this agreement, we granted our distributor the exclusive distribution rights to New York City and Long Island, New York, one of our initial target markets. However, we expect that this distributor, and others we may contract with, will sell and distribute competing products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, our sales and profitability will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include

•	the level of demand for our brands and products in a particular distribution area,

•	our ability to price our products at levels competitive with those offered by competing products, and

•	our ability to deliver products in the quantity and at the time ordered by distributors.

We cannot ensure that we will be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results.

We have only one long-term distribution relationship and we will incur significant time and expense in attracting additional distributors for our products.

Our marketing and sales strategy presently, and in the future, will rely on the availability and performance of our independent distributors. We currently have one long-term, written distribution agreement. Under this agreement, we granted our distributor the exclusive distribution rights to New York City and Long Island, New York, one of our initial target markets. This agreement is for an initial term of five years. We intend to enter into written agreements with key distributors for varying terms and duration; however, many distribution relationships may be based solely on purchase orders and terminable by either party at will. We do not anticipate that in the future we will be able to establish, long-term contractual commitments from many of our distributors. In addition, we cannot provide any assurance as to the level of performance by our distributors under such agreements, or that those agreements will not be terminated early. Our agreement with our New York City area distributor provides that performance metrics will be determined after the first year of the agreement. Moreover, there is the possibility that we may have to incur significant additional expenditures or agree to additional obligations to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets. For example, as part of our distribution agreement with our New York City distributor, we agreed that if we do not renew the agreement after the initial term, we must pay it a fee based on the difference between the price charged by Creative to the distributor and the price it charges to the market. In addition, in such a situation, we agreed to repurchase all remaining inventory that is unsold as of the termination date.

There is no assurance that we will be able to establish distribution relationships or maintain successful relationships with distributors in our geographic distribution areas. If we are unable to establish or maintain successful distribution relationships, our business, financial condition, results of operations and cash flows will be adversely affected.

We need to effectively manage our growth and execution of our business plan. Any failure to do so would negatively impact our profitability.

To manage operations effectively and maintain profitability, we must continue to improve our operational, financial and other management processes and systems. Our success also depends largely on our ability to maintain high levels of employee utilization, to manage our production costs and general and administrative expense, and otherwise to execute on our business plan. We need to maintain adequate operational controls and focus as we add new brands and products, distribution channels, and business strategies. There are no assurances that we will be able to effectively and efficiently manage our growth. Any inability to do so, could increase our expenses and negatively impact our profit margin.

We rely on our agreements with Peace Mountain and InterHealth Nutraceuticals for our Skinny Water product.

Our Skinny Water product is available to us through our license agreement with Peace Mountain. Peace Mountain holds the proprietary rights to the Skinny Water brand and grants Creative the right to distribute the Skinny Water product pursuant to the terms of an exclusive license agreement. In addition, we purchase the key ingredient to Skinny Water, Super CitriMax, from a single provider, InterHealth Nutraceuticals, on a non-exclusive basis. Our Skinny Water product is an important element of our business strategy and we expect to derive a substantial amount of business from this product. We cannot provide assurance that we will achieve expected sales levels from this relationship. Further, Peace Mountain and InterHealth may each terminate their agreements with Creative due to Creative's failure to comply with its contractual obligations. If either Peace Mountain or InterHealth terminates the agreement, we will not be able to successfully market Skinny Water. In the event either Peace Mountain or InterHealth elects to terminate its relationship with Creative, our business, financial condition, results of operations and cash flows will be significantly harmed.

We rely on our agreement with Jamnica for our product lines.

We license the right to bottle and distribute our entire line of Jana products from Jamnica. Jamnica is the manufacturer of these products and has granted us the exclusive right to distribute them in North America. The Jana product line is the key element of our business strategy and we expect to derive a substantial amount of business from this product. We cannot provide assurance that we will achieve expected sales levels from this relationship. Further, this Agreement will expire one year from the date we obtain certain government approvals unless we satisfy minimum sales volumes, in which event, the agreement will automatically renew for an additional year. If Jamnica terminates the agreement or it is not renewed, we will not generate meaningful revenue from the relationship and will not recoup valuable time and resources expended in negotiating and consummating the agreement and our business strategy to market and distribute this line of waters. Further, in such a situation, we will incur additional costs in developing product alternatives. This would significantly strain our cash resources and significantly harm our business, financial condition and results of operations.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. and international laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Furthermore, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

Control by Management.

Our Chief Executive Officer is currently our only executive officer and employee and therefore has extensive control over our operations. Also, our Board of Directors currently consists of two persons, our Chief Executive Officer and his brother-in-law. Accordingly, management of our company is largely controlled by one person who will direct the company's affairs. This concentration of control may not be in the best interests of the Company's stockholders.

We have limited the liability of our directors.

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by stockholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breach of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Our Amended and Restated By-laws indemnify the Officers and Directors to the full extent permitted by Nevada law. The By-laws (with these exceptions) eliminates any personal liability of a Director to the stockholders for monetary damages for breach of a Director's fiduciary duty. Therefore, a Director cannot be held liable for damages to the shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. Our Articles may provide for indemnification to the full extent permitted under law, which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the company to the full extent and under all circumstances permitted by law. Indemnification is permitted under Nevada law if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, management has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Certain Factors Relating to Our Industry

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers, between the ages of 12 and 34. In addition, our business depends on acceptance by our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. It is too early in the product life cycle of our brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. We believe that the success of our brands will be substantially dependent upon acceptance of our brand by consumers, distributors and retailers. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Competition from traditional non-alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The bottled-water and non-alcoholic beverage industry is highly competitive. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of who also distribute other beverage brands. Our products compete with all non-alcoholic beverages, most of which are marketed by companies with greater financial resources than what we have. Some of these competitors are placing severe pressure on independent distributors not to carry competitive alternative or New Age beverage brands such as ours. We also compete with regional beverage producers and "private label" soft drink suppliers. Some of our direct competitors in the alternative beverage industry include Cadbury Schweppes (Snapple, Stewart, Nantucket Nectar, Mystic), Jones Sodas, Boylans and Hansens. Increased competitor consolidations, market place competition, particularly among branded beverage products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. As a means of maintaining and expanding our distribution network, we intend to introduce product extensions and additional brands. There can be no assurance that we will be able to do so or that other companies will not be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than us, could have a material adverse affect on our existing markets, as well as our ability to expand the market for our products.

We compete in an industry characterized by rapid changes in consumer preferences, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success.

Our current market distribution and penetration may be limited with respect to the population as a whole to determine whether the brand has achieved initial consumer acceptance, and there can be no assurance that this acceptance will ultimately be achieved. Based on industry information and our own experience, we believe that in general alternative or New Age beverage brands and products may be successfully marketed for five to nine years after the product is introduced in a geographic distribution area before consumers' taste preferences change, although some brands or products have longer lives. In light of the limited life for alternative or New Age beverage brands and products, a failure to introduce new brands, products or product extensions into the marketplace as current ones mature could prevent us from achieving long-term profitability. In addition, customer preferences are also affected by factors other than taste, such as the recent media focus on obesity in youth. If we do not adjust to respond to these and other changes in customer preferences, our sales may be adversely affected.

We expect our sales to be affected by seasonality.

It is typical in the beverage industry to experience a significant impact of seasonality on sales. Some of our competitors may experience over 60% of its sales between the months of April and September in a typical year. As a result, we expect that our working capital requirements and cash flow will vary substantially throughout the year. Consumer demand for our products is also affected by weather conditions. Cool, wet spring or summer weather could result in decreased sales of our beverages and could have an adverse effect on our results of operations.

We could be exposed to product liability claims for personal injury or possibly death.

Although we have product liability insurance in amounts we believe are adequate, we cannot assure that the coverage will be sufficient to cover any or all product liability claims. To the extent our product liability coverage is insufficient, a product liability claim would likely have a material adverse affect upon our financial condition. In addition, any product liability claim successfully brought against us may materially damage the reputation of our products, thus adversely affecting our ability to continue to market and sell that or other products.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our unique beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies, including the U.S. Food and Drug Administration. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Certain Factors Related to Our Common Stock

Because our common stock is traded on the Pink Sheets, a shareholder's ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in the United States on the Pink Sheets. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on the Nasdaq Stock Market or another national exchange, like The New York Stock Exchange or American Stock Exchange.

Because our common stock is considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

In addition, our common stock is subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that is not quoted on the Nasdaq Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions. For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

The price of our common stock may be volatile, and a shareholder's investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, there is a greater chance for market volatility for securities that trade on the Pink Sheets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the beverage industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price. The price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including, but not limited to, the following:

•	quarter to quarter variations in results of operations;

•	our announcements of new products;

•	our competitors' announcements of new products;

•	general conditions in the beverage industry; or

•	investor and customer perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

Additionally, the public stock markets experience extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There are outstanding a significant number of shares available for future sales under Rule 144.

As of March 31, 2005, of the 12,977,500 issued and outstanding shares of our Common Stock, approximately 9,086,289 shares may be deemed "restricted shares" and, in the future, may be sold in compliance with Rule 144 under the securities Act of 1933, as amended. Rule 144 provides that a person holding restricted securities for a period of one year may sell in brokerage transactions an amount equal to 1% of our outstanding Common Stock every three months. A person who is a "non-affiliate" of our Company and who has held restricted securities for over two years is not subject to the aforesaid volume limitations as long as the other conditions of the Rule are met. Possible or actual sales of our Common Stock by certain of our present shareholders under Rule 144 may, in the future, have a depressive effect on the price of our Common Stock in any market which may develop for such shares. Such sales at that time may have a depressive effect on the price of our Common Stock in the open market.

There are a significant number of outstanding options and warrants, the exercise of which may have a dilutive effect on the price of our Common Stock.

As of March 31, 2005, there were outstanding and immediately exercisable options to purchase 150,000 shares of Common Stock, at an exercise price of $0.50 per share and other warrants to purchase 1,000,000 shares of Common Stock exercisable at $0.20 per share. In addition, if the Company sells the entire $2,000,000 of convertible debentures in its private placement, the purchasers will have the right to convert their convertible debentures into an aggregate of 5,000,000 shares of Common Stock and an additional 5,000,000 warrants. As of the date hereof, we have issued an aggregate principal amount of $415,000 of the convertible debentures. The conversion or exercise of these securities will cause dilution to our shareholders and the sale of the underlying Common Stock (or even the potential of such exercise or sale) may have a depressive effect on the market price of our securities. Further, to the extent that outstanding stock options and warrants are exercised, dilution to our shareholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by the outstanding options and warrants.

Authorization of Preferred Stock.

Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of "blank check" preferred stock, with such designation rights and preferences as may be determined from time to time by the Board of Directors. As of the date of this Memorandum, no shares of preferred stock are issued and outstanding. The Board of Directors is empowered, however, without shareholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Creative. Although we have no present intention to issue any additional shares of our preferred stock, there can be no assurance that we will not do so in the future.

Special note regarding forward-looking statements

This Registration Statement includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "should," "could," "estimate," "continue," "anticipate," "intend," "expect," "plan," "potential," "predict" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements relating to:

•	our future financial results;

•	our future growth and expansion into new markets;

•	our future advertising and marketing activities; and

•	our future offerings of pre-closing services.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in (Risk factors.( No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement contained in this prospectus.

Item 2.    Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere herein and the risks and uncertainties associated with our business as described above. Except for historical information, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See "Cautionary Notice Regarding Forward Looking Statements" above.

Overview

We were originally incorporated in the State of Utah on June 20, 1984 as Parvin Energy, Inc. On November 10, 1998, we changed our corporate domicile to Nevada and our name to Inland Pacific Resources, Inc. On December 18, 2001, we entered into an agreement and plan of reorganization with Creative Enterprises, Inc. and changed our name to Creative Enterprises International, Inc.

We have had limited operation to date and are considered a development stage company. Our efforts have focused primarily on the development and implementation of our business plan. In our initial operating period from inception to December 31, 2004, we generated no revenues attributable to our current product line and incurred a net loss of $4,565,599. The cumulative net loss was attributable solely to general and administrative expenses related to the costs of start-up operations and included $1,883,500 of non-cash related expenses. Since our incorporation, we have raised capital through private sales of our common equity and debt securities..

We operate our business in the rapidly evolving consumer beverage industry and our principal products are an exclusive line of premium bottled artesian waters. Our business strategy is to employ innovative merchandising to highlight the unique points of our products and hire a public relations firm to associate our products with athletes, celebrities, models and personal trainers. Our sales team will focus on the leading supermarket chains, convenience stores, drug chains, food service operators and health club chains in the United States.

Our principal products are a line of premium bottled water products, manufactured by Jamnica, d.d. Our line of bottled waters consists of:

•	Jana Skinny Water;

•	Jana Natural Artesian Water;

•	Jana Natural Flavored Artesian Water (Lemon-Lime and Strawberry-Guava); and

•	Jana Juicy Fruits Natural Noncarbonated Beverages (Red-Orange; Orange-Nectarine; Multivitamin and Multired).

We have entered into a license and distribution agreement with Jamnica that grants us an exclusive license to distribute Jamnica's bottled waters in North America. We have also obtained the rights from Peace Mountain Natural Beverages Corporation to bottle and distribute a unique enhanced bottled water, called Skinny Water®. Skinny Water's proprietary formula is enhanced with an all-natural appetite suppressant that helps people maintain and lose weight as well as converts carbohydrates into energy. We are focusing on the distribution of Skinny Water in connection with its relationship with Jamnica.

We have an immediate need for cash to fund our working capital requirements and business model objectives and we intend to either undertake private placements of our securities, either as a self-offering or with the assistance of registered broker-dealers, or negotiate a private sale of our securities to one or more institutional investors. However, except as discussed below under the caption "Satisfaction of Cash Requirements" we currently have no firm agreements with any third-parties for such transactions and no assurances can be given that we will be successful in raising sufficient capital from any of these proposed financings. Generating sales in the next six to 12 months is important to support our business. However, we cannot guarantee that we will generate such growth. If we do not generate sufficient cash flow to support our operations during that time frame, we will need to raise additional capital and may need to do so sooner than currently anticipated. Our independent auditors have included a "going concern" explanatory paragraph in their report to our financial statements for the year ended December 31, 2004, citing recurring losses and negative cash flows from operations. We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Critical Accounting Policies

The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see note 3 to our audited consolidated financial statements.

Accounting Method

Our financial statements are prepared on the accrual method of accounting.

Basis of Consolidation

The consolidated financial statements include the accounts of Creative Enterprises International, Inc. and Creative Enterprises, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

We sell our products through multiple distribution channels including resellers and distributors. Revenue is recognized when the reseller or distributor sells the product to the end user.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, we include all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of six months or less as cash and cash equivalents.

Depreciation

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets, which range from five to seven years. Depreciation is computed on the modified acceleration cost recovery system (MACRS) for financial reporting and income tax purposes.

Accounts Receivable

We consider accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. No such charges were recorded for the years ended December 31, 2004 and 2003.

Inventories

Inventory consists of finished goods and are stated at the lower of cost or market determined by the first-in, first-out method.

Loss Per Share

Basic net loss per share is computed by dividing net loss available for common stock by the weighted average number of common shares outstanding during the period.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management Discussion and Analysis:

The company has not had any sales in the prior two fiscal years except for nominal revenues not attributable to our current product lines.

Plan of operation for the next twelve months:

Our current business strategy is to build upon the "Jana" brand of bottled water products. We intend to develop and maintain a market for the Jana brand and build a national sales and distribution force to take our products into mainstream markets and distribution channels. In order to accomplish this, we intend to:

•	create strong distributor relationships and key accounts;

•	stimulate strong consumer awareness of and demand for our products with primary emphasis in the United States; and

•	develop unique alternative beverage brands and products.

We have signed an exclusive license and distributor agreement with Jamnica, d.d. to distribute a line of premium artesian bottled water products throughout North America. We will market the brand "Jana" which won the prestigious 2005 Eauscar Award for "highest quality" at the Aqua-Expo in Paris France. Our Jana Strawberry-Guava flavored water won the 2004 Eauscar award for best flavored water.

In addition, we have obtained the exclusive licensing rights from Peace Mountain Natural Beverages Corporation to bottle and distribute unique bottled water, called Skinny Water®. Skinny Water's proprietary formula is enhanced with an all-natural appetite suppressant that helps people maintain and lose weight as well as converts carbohydrates into energy. As part of its agreement with Agrokor, we have granted European distribution rights for Skinny Water to Jamnica.

We have secured an exclusive 5-year agreement with Big Geyser, Inc., to distribute its products in the New York City market. Big Geyser is a large independent non-alcoholic distributor in the New York metropolitan market. Big Geyser distributes through its network of approximately 100 distributors and internal sales representatives to an account base of over 20,000 establishments. The territory covered by Big Geyser includes the 5 boroughs of New York City (Bronx, Manhattan, Queens, Brooklyn and Staten Island) as well as Nassau and Suffolk counties on Long Island. As an initial order, Big Geyser has ordered 3 containers of product (approximately 6,000 cases with a sales value of $65,000) which will to be distributed throughout the 5 boroughs of Manhattan in April and May 2005. We have retained 8 full time sales representatives on a consulting basis to promote and sell the products along with Big Geyser.

Satisfaction of Cash Requirements

We have historically primarily been funded through the issuance of common stock, debt securities and external borrowings.

We have an immediate need for cash to fund our working capital requirements and business model objectives. As of December 31, 2004, we had $717,636 in working capital deficit. To provide for additional working capital, during the current fiscal year, we have raised $415,000 of a $2.0 million private placement of convertible debentures. We believe that net cash on hand as of the date of this Registration Statement and to be raised in private placements of our securities will only be sufficient to meet our expected cash needs for working capital and capital expenditures for a period of 3 to 6 months. If we are able to meet our operating targets, however, we believe that we will be able to satisfy our working capital requirements.

In January 2005, we commenced raising funds through a private placement offering under Rule 506, promulgated under the Securities Act of 1933. The offering is for a maximum of $2 million principal aggregate amount of convertible debentures. To date, we have raised $415,000 from sales of convertible debenture and an additional amount of $75,000 has been deposited in escrow. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any of our securities, nor will there be any sale of these securities by us in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been registered under the Securities Act of 1933 and may not be sold or offered in the United States absent registration or an applicable exemption from the registration requirements. This disclosure is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933.

In addition, we have secured a $500,000 letter of credit with Wachovia bank to secure our purchase orders with Agrokor. We have placed our initial order with Agrokor for 1,200,000 bottles of product against this letter of credit. These bottles have been shipped into the U.S. and are currently in our warehouse facilities.

We intend to either undertake private placements of our securities, either as a self-offering or with the assistance of registered broker-dealers, or negotiate a private sale of our securities to one or more institutional investors. Other than above-mentioned convertible debenture offering, we currently have no firm agreements with any third-parties for such transactions and no assurances can be given that we will be successful in raising sufficient capital from any of these proposed financings. Further, we cannot assure you that any additional financing will be available or, even if it is available that it will be on terms acceptable to us. Any inability to obtain required financing on sufficiently favorable terms could have a material adverse effect on our business, results of operations and financial condition. If we are unsuccessful in raising additional capital and increasing revenues from operations, we will need to reduce costs and operations substantially. Further, if expenditures required to achieve our plans are greater than projected or if revenues are less than, or are generated more slowly than, projected, we will need to raise a greater amount of funds than currently expected. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Break Even and Profitability

Our financial plan shows that based on current wholesale prices and costs of its products, will require sales of 54,000 cases per month to break even, excluding marketing and sales expenses which are considered investments and classified separately on our financial statements. Based on our current business arrangements, we expect to meet that goal by the end of this calendar year.

Product Research and Development

Although we intend to be constantly open to acquiring or developing new products to improve our performance, we have no current plan to develop any new products.

Purchase or sale of plant or significant equipment

As of the date of the registration statement, we do not have any plans to purchase plant or significant equipment.

Expected changes in the number of employees

We currently have one employee, our Chief Executive Officer, Michael Salaman. We have, however, recently, retained key management and eight sales personnel in order to assist us in implementing our sales, marketing, and distribution program to introduce Jana Artesian water into the North American markets. Each of these persons are retained on a consultancy basis and are entitled to a monthly fee of $1,200, plus commissions. Our consulting agreements for these persons are terminable on 30 days notice.

We have also retained four additional consultants to provide managerial and administrative services, including marketing and promotions, sales and accounting and financial reporting. Our monthly obligations to these individuals is approximately $20,500 in the aggregate.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements and do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

We have entered into various agreements by which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against losses arising from a breach of representations related to such matters as intellectual property rights. Payments by us under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of December 31, 2004, we were not aware of any obligations under such indemnification agreements that would require material payments.

Recent Accounting Pronouncements

FASB Statement No. 123 (Revised 2004), Share-Based Payment, will become effective for periods after June 15, 2005. The revision to FAS 123 will require financial statement cost recognition for certain share-based payment transactions that are made after the effective date in return for goods and services. Additionally, the revision will require financial statement cost recognition for certain share-based payment transactions that have been made prior to the effective date but for which the requisite service is provided after the effective date. We have adopted FASB No. 123 and the results are reflected in the current financial statements.

FASB Statement No. 151, Inventory Costs, an amendment to ARB No. 43, Chapter 4, sets forth certain costs related to inventory that must be included as current period costs. This statement becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact us.

FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact us.

Item 3.    Properties

Our corporate offices are located at 825 Lafayette Road, Bryn Mawr, Pennsylvania 19010. Our telephone number is (610) 525-7444. We lease our corporate offices from our Chief Executive Officer and pay a monthly rent of $1,000 therefor. In addition, we lease office space in New York City under a one year lease for a monthly rent of $1,000.

Item 4.     Security Ownership of Certain Beneficial Owners and Management

SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our class of common stock as of May 6, 2005, by (i) each director and each executive officer, (ii) and all directors and executive officers as a group, and (iii) persons (including any "group" as that term is used in Section l3(d)(3) of the Securities Exchange Act of l934), known by Creative to be the beneficial owner of more than five percent of its common stock. Shares of common stock subject to options exercisable within 60 days from the date of this table are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others. Unless otherwise stated, the address of each person in the table is 825 Lafayette Road, Bryn Mawr, PA 19010.

Type of Class	Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership		Percentage of Class (#)

Common	Michael Salaman	2,383,333	(1)	17.9%

Common	Scott Perlstein	0		0%

Common	Arno NA 500 West 37th Street New York, NY 10018	1,000,000		7.7%

Common	All directors and executive officers as a group (2 persons)	2,383,333	(1)	17.9%

(1)	Includes an option to purchase 150,000 shares of our common stock granted on January 18, 2002 under our Stock Option Plan.

(2)	Includes warrants to purchase 1,000,000 shares of our common stock exercisable at $.20 per share.

#	Percentages are based on 12,977,500 shares issued and outstanding as of May 6, 2005.

Item 5.    Directors and Executive Officers

The following table summarizes the name, age, title and business experience for the past five years of each of our directors and executive officers. Mr. Salaman is the brother in law of Mr. Perlstein. Directors are elected annually by our stockholders and hold office until their successors are elected and qualified, or until their earlier resignation or removal. Our Board of Directors currently consists of two members. Officers are elected by and serve at the discretion of our Board of Directors. They hold office until their successors are chosen and qualified, or until they resign or have been removed from office.

Name	Age	Position

Michael Salaman	43	Chairman and Chief Executive Officer

Scott Perlstein	36	Director

Michael Salaman .    Michael Salaman. has served as our Chairman and Chief Executive Officer and a member of our Board of Directors since January 2002. Mr. Salaman has over 20 years experience in the area of new product development and mass marketing. Mr. Salaman began his business career as Vice President of Business Development for National Media Corp., the first infomercial marketing Company in the United States from 1985-1993. From 1995-2001, Mr. Salaman started an Internet company called American Interactive Media, Inc., a developer of set-top boxes and ISP services. In 2002, Mr. Salaman founded Creative as a marketing and distribution company

Scott Perlstein.    Scott Perlstein is a member of our Board of Directors since February 2004. Mr. Perlstein is currently the General Manager of Nemet Motors International, Inc. and has been with that company for over five years. Mr. Perlstein is a graduate of the University of Maryland and is the brother in law to Michael Salaman.

None of our directors, officers, promoters or control persons, if any, during the past five years was, to the best of our knowledge:

•	A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;

•	Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	Subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and

•	Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.    Executive Compensation

The following table reflects compensation paid or payable for fiscal years 2004 and 2003 with respect to our chief executive officer and each of the four other most highly compensated executive officers whose fiscal 2004 salaries and bonuses combined exceeded $100,000 in each instance.

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Michael Salaman, President and Chief Executive Officer	2004	$10,000	$0	$0		$0	0	$0	$0
	2003	$0	$0	$0		$0	0	$0	$0

	2002	$32,000	$0	$69,500	(1)	$0	150,000	$0	$1,240,000	(2)

(1)	Consists of fees paid by the company as consulting fees.

(2)	In December 2002, we issued 400,000 shares of our common stock to Mr. Salaman in connection with the conversion of $200,000 of debt owed to him. Our common stock was quoted at $3.60 on the date of this event and Mr. Salaman paid an amount of $0.50 per share in connection with the transaction

Director Compensation

We do not pay any compensation to our non-employee director for his attendance at board meetings. We have not adopted any retirement, pension, profit sharing, or other similar programs.

Employment Agreements

We have not entered into an employment agreement with our employee.

Option/SAR Grants and Exercises

During fiscal 2004, no stock options or stock appreciation rights, or SARs, were granted to or exercised by Michael Salaman.

AGGREGATED OPTION/SAR EXERCISES IN LAST
FISCAL YEAR AND FY-END OPTION/SAR VALUES

The following table contains information with respect to the named executive officers concerning options held as of the year ended December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options as of December 31, 2004 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2004 (1) Exercisable/Unexercisable
Michael Salaman	0	0	150,000/0	$97,500/0

(1)	Based upon the closing price ($0.65 per share) of our common stock on December 31, 2004 less the exercise price for the aggregate number of shares subject to the options.

Stock Option Plans

In January 2002, we adopted our Stock Option Plan. Under our stock option plan, we may grant incentive ("ISOs") and non-statutory ("Non-ISOs") options to employees, non employee members of the Board of Directors and consultants and other independent advisors who provide services to us.

The maximum shares of common stock which may be issued over the term of the plan shall not exceed 1,000,000 shares. The maximum number of shares that may be granted under the plan to any one individual in any one year is 100,000.

Options under the plan are to be issued at the market price of the stock on the day of the grant except to those issued to 10% or more stockholders which shall be issued at 110% of the fair market value on the day of the grant. Each option exercisable at such time or times, during such period and for such numbers of shares shall be determined by the Plan Administrator. However, no option shall have a term in excess of 10 years from the date of the grant. The aggregate fair market value of shares subject to options granted to a participant which are designated as ISOs which become exercisable in any calendar year shall not exceed $100,000. The "fair market value" will be the closing price of our common stock, as reported by the Pink Sheets, LLC, or a market maker of our common stock, or if the common stock is not quoted by any of the above, by the Board of Directors acting in good faith.

Awards under this plan are made by the Board of Directors or a committee of the Board. The Board (or the committee) shall have full authority to interpret the Stock Option Plan and to establish and amend rules and regulations relating thereto and has the discretion to:

•	determine the eligible employees to whom, and the times and the price at which, options will be granted;

•	whether such options shall be ISOs or Non-ISOs;

•	the periods during which each option will be exercisable; and

•	the number of shares subject to each option.

As of December 31, 2004, 450,000 options were granted and 300,000 stock options were returned and cancelled.

Item 7.    Certain Relationships and Related Transactions

In February 2004, we issued a total of 1,000,000 shares of our common stock to our Chief Executive Officer in consideration of his agreement to convert a total amount of $270,000 of outstanding indebtedness we had to him and his agreement to pay an additional amount of $25,329, which is due on demand. This note bears interest at 4.0 percent per annum and the interest expense net of interest income for the year ended December 31, 2004 was $1,745.

In December 2002, our Chief Executive Officer converted $200,000 of debt into 400,000 shares of our common stock. Our stock was trading at $3.60 at the date of conversion but the officer and stockholder paid $.50 per share, creating stock compensation to him of $1,240,000.

Item 8.    Description of Securities

We are authorized to issue 50,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share. As of December 31, 2004, there are 12,977,500 shares of Common Stock issued and outstanding, and no shares of Preferred Stock issued and outstanding. The following summary description of our Common Stock and Preferred Stock is qualified in its entirety by reference to our Articles of Incorporation, as amended.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote. The holders of common stock are entitled to receive, ratably, dividends when, as and if declared by our Board of Directors out of funds legally available for payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock having preference over our common stock. Common shareholders have no pre-emptive rights. There are no conversion or redemption privileges or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The Common Stock does not have cumulative voting rights so holders of more than 50% of the outstanding Common Stock can elect 100% of the Directors of Creative if they choose to do so.

Preferred Stock

Under our Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from us. The board of directors has not designated any series or issued any shares of preferred stock. The ability of directors, without stockholder approval, to issue additional shares of preferred stock could be used as anti-takeover measures. The issuance of preferred stock creates additional securities with dividend and liquidation preferences over common stock, and may have the effect of delaying or preventing a change in control without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price

Miscellaneous Warrants

We have issued an aggregate of 1,000,000 warrants to unaffiliated third parties for services rendered. The warrants are exercisable at $0.20 per share for a period of five years.

Registration Rights

The holders of the warrants to acquire 1,000,000 shares of our common stock have been granted the right to include the shares of common stock issuable upon exercise of the warrants in any registration statement that we may file under the Securities Act, except registration statements on Forms S-8 and S-4. Similar registration rights will be provided to holders of our convertible debentures.

Anti-Takeover Effects Of Provisions of Our Bylaws And Nevada Law

Some provisions of Nevada law, our amended and restated certificate of incorporation and our bylaws could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock without stockholder approval with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Stockholder meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chief executive officer, president or chairperson of the board of directors, or a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

PART II

Item 1.	Market Price of and Dividends on the Registrant's Common Equity and Other Security Holder Matters

Our common stock trades on the OTC Pink Sheets under the symbol CEII.PK. The table set forth below shows the high and low bid information for the past two years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. These quarterly trade and quote data provided by Pink Sheets, LLC. According to our stock transfer agent records, we had 395 shareholders of our common stock as of March 31, 2005 holding 12,977,500 common shares.

Common Stock

	High Bid	Low Bid
Fiscal 2005

March 31, 2005	$0.73	$0.55

Fiscal 2004

March 31, 2004	$0.50	$0.18
June 30, 2004	$0.75	$0.29
September 30, 2004	$0.70	$0.21
December 31, 2004	$0.78	$0.47

Fiscal 2003

March 31, 2003	$3.60	$0.60
June 30, 2003	$0.67	$0.16
September 30, 2003	$0.65	$0.45
December 31, 2003	$0.50	$0.40

Outstanding Options, Warrants and Convertible Securities

As of the date of this Registrant, there are issued and outstanding the following securities which may are exercisable or convertible into shares of our common stock:

•	an aggregate of 150,000 options to purchase shares of our common stock, all of which are held by our Chief Executive Officer;

•	warrants to purchase 1,000,000 shares of our common stock; and

•	a principal aggregate amount of $415,000 of convertible debentures, which may be converted into a total of 1,037,500 shares of our common stock and warrants to purchase an additional 1,037,500 shares of our common stock.

Shares Available Under Rule 144

There are currently 9,086,289 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. In general, under Rule 144 as amended, a person who has beneficially owned and held "restricted" securities for at least one year, including "affiliates," may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an

"affiliate" of our company and who has beneficially owned shares for at least two years would be entitled to unlimited resale of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Dividends and Dividend Policy

There are no restrictions imposed on us which limits our ability to declare or pay dividends on our common stock, except as limited by state corporate law. During the year ended December 31, 2004, no cash or stock dividends were declared or paid and none are expected to be paid in the foreseeable future. We expect to continue to retain all earnings generated by our future operations for the development and growth of our business. The Board of Directors will determine whether or not to pay dividends in the future in light of our earnings, financial condition, capital requirements and other factors.

Transfer Agent

The transfer for our Common Stock is InterWest Transfer Agency, Salt Lake City, UT.

Securities authorized for issuance under equity compensation plans

The following table provides information about our common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2004, which consists of our Stock Option Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Stockholders	150,000	$2.475	850,000
Equity Compensation Plans Not Approved by Stockholders	N/A	N/A	N/A
Total	150,000	$2.475	850,000

Item 2.    Legal Proceedings

We are not currently a party to any lawsuit or proceeding which, in the opinion of our management, is likely to have a material adverse effect on us.

Item 3.    Changes in and Disagreements with Accountants

Not applicable.

Item 4.    Recent Sales of Unregistered Securities

The following discussion describes all the securities we have sold within the past three fiscal years:

Fiscal Year Ended December 31, 2002

On January 18, 2002, we issued options to purchase 450,000 shares of our common stock. These options were issued without cash consideration. Options to purchase 150,000 shares were issued to each of the following directors, Robert Aliano (our former President) and Michael Salaman (our current Chief Executive Officer). Options to purchase an additional 150,000 shares were issued to Les Schmid, who was employed by the company through July of 2002. All the options were exercisable immediately at $0.50 per share. The 300,000 options issued to Robert Aliano and Les Schmid were later returned to us and canceled. The issuance of these options was made in reliance upon the exemption provided by Rule 701 under the Securities Act.

On August 2, 2002, we issued 50,000 shares of common stock to Robert Perlman and 5,000 shares of common stock to Steven Lamm, consultants that provided marketing and selling services to us. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

During the fiscal year ended December 31, 2002, we issued a total of 970,000 shares of common stock for the aggregate cash purchase price of $485,000 to Michael Salaman, our President and a limited number of other "accredited" investors. The proceeds from this transaction were used for working capital and general corporate purposes. We issued these shares in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D, promulgated thereunder.

In December 2002, we issued a total of 400,000 shares of our common stock to our Chief Executive Officer in consideration of his agreement to convert a total amount of $200,000 of outstanding indebtedness we had to him and additional services rendered by him to us. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

In December 2002, we sold a total of 50,000 shares to an individual in a private transaction in which we received gross proceeds of $50,000, which were used for working capital and general corporate purposes. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof and Rule 506 of Regulation D, promulgated thereunder..

The securities issued in each of the above transactions were restricted securities and cannot be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Fiscal Year Ended December 31, 2003

During the fiscal year ended December 31, 2004 we issued an aggregate of 305,000 shares of our common stock to a limited number of accredited investors in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. We received gross proceeds of $123,300 from these issuances, which we have used for working capital and general corporate purposes.

During the fiscal year ended December 31, 2003, we issued a total of 187,500 shares of common stock for consulting services provided by third parties. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

The securities issued in each of the above transactions were restricted securities and cannot be offered or sold except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Fiscal Year Ended December 31, 2004

In February 2004, we issued a total of 1,000,000 shares of our common stock to our Chief Executive Officer in consideration of his agreement to convert a total amount of $270,000 of outstanding indebtedness we had to him and his payment of an additional amount of $25,329. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

On March 30, 2004 we issued warrants to purchase 1,000,000 to an unaffiliated third party in consideration of consulting services he provided to us. The warrants are exercisable at a per share price of $0.20 and is exercisable for a period of eight years. In making this issuance, we relied on Section 4(2) of the Securities Act of 1933.

In April 2004, we issued an aggregate of 1,100,000 shares of our common stock to two accredited investors in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We received gross proceeds of $110,000 from these issuances, which we have used for working capital and general corporate purposes.

In May 2004, we issued an aggregate of 200,000 shares of our common stock to a limited number of accredited investors in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We received gross proceeds of $30,000 from these issuances, which we have used for working capital and general corporate purposes.

In July 2004, we issued a total of 1,000,000 shares of common stock for consulting services provided by Arno, N.A. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

In our 2004 fiscal year, we issued a total of 300,000 shares of common stock for consulting services provided by two consultants. The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof.

During the 2004 fiscal year, we issued an aggregate of 560,000 shares of our common stock to a limited number of accredited investors in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We received gross proceeds of $112,000 from these issuances, which we have used for working capital and general corporate purposes.

The securities issued in each of the above transactions were restricted securities and cannot be offered or sole except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Fiscal Year 2005 to Date

As of the date of this Form 10, we issued an aggregate principal amount of $415,000 of convertible debentures to eight accredited investors in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Each $40,000 debenture is convertible into 100,000 shares of our common stock and warrants to purchase 100,000 shares of common stock. The proceeds derived from these issuances have used for working capital and general corporate purposes. The securities issued in these transactions are restricted securities and cannot be offered or sole except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act and applicable state law.

Item 5.    Indemnification of Directors and Officers

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by stockholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breach of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Our Amended and Restated By-laws indemnify the Officers and Directors to the full extent permitted by Nevada law. The By-laws (with these exceptions) eliminates any personal liability of a Director to the stockholders for monetary damages for breach of a Director's fiduciary duty. Therefore, a Director cannot be held liable for damages to the shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. Our Articles may provide for indemnification to the full extent permitted under law, which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the company to the full extent and under all circumstances permitted by law. Indemnification is permitted under Nevada law if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, management has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART F/S

Financial Statements

See Financial Statements beginning on page F-2.

PART III

Item 1.    Index to Exhibits

Item 2.    Description of Exhibits

The exhibits designated with an asterisk (*) are filed herewith. Exhibits designated with the symbol (#) will be filed on an amendment to this registration statement. All other exhibits have been previously filed with the Commission and, pursuant to 17 C.F.R. §230.411, are incorporated by reference to the document referenced in brackets following the descriptions of such exhibits.

Exhibit No.	Description

3.1	Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002)

3.2	By-laws (filed as Exhibit 3.2 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002).

4.1	Specimen of Common Stock Certificate (filed as Exhibit 4.1 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002).

4.2*	Form of Warrants Issued March 30, 2004

10.1	Agreement and Plan of Reorganization with Inland Pacific Resources, Inc. (filed as Exhibit 10.2 to Registration Statement on Form SB-2/A filed with the Commission on January 29, 2003).

10.2#	Agreement with Jamnica, d.d., as amended, dated July 21, 2004.

10.3#	Agreement with Peace Mountain Natural Beverages Corporation, dated August 1, 2004.

10.4#	Agreement with InterHealth Nutraceuticals, Inc., dated June 9, 2004.

10.5#	Agreement with Big Geyser, Inc., dated December 14, 2004.

10.6*	2002 Stock Option Plan and Form of Option Award

21*	Subsidiaries of Small Business Issuer.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bryn Mawr, Pennsylvania on May 12, 2005.

CREATIVE ENTERPRISES INTERNATIONAL, INC.
By: /s/ Michael Salaman
Name: Michael Salaman Title: President and Chief Executive Officer

Creative Enterprises International Inc.
and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)

December 31, 2004

Creative Enterprises International, Inc.
and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
December 31, 2004

Contents

Page
Independent Auditor's Report	F-1
Financial Statements
Consolidated Balance Sheet, December 31, 2004	F-4
Consolidated Statements of Operations For the Years Ended December 31, 2004 and 2003 From Inception on October 18, 2001 through December 31, 2004	F-5−F-6
Consolidated Statements of Stockholders' Equity (Deficit) From Inception on October 18, 2001 through December 31, 2004	F-7−F-8
Consolidated Statements of Cash Flows For the Years Ended December 31, 2004 and 2003 From Inception on October 18, 2001 through December 31, 2004	F-9−F-10
Notes to Consolidated Financial Statements	F-11 −F-17

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Creative Enterprises International, Inc. and Subsidiary
825 Lafayette Road
Bryn Mawr, PA 19010

We have audited the accompanying consolidated balance sheet of Creative Enterprises International, Inc. (a Nevada Corporation) and Subsidiary (formally Inland Pacific Resources, Inc.) (A Development Stage Company) as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Creative Enterprises International, Inc. and Subsidiary (formerly Inland Pacific Resources, Inc.) as of December 31, 2004 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Connolly, Grady & Cha, P.C. Certified Public Accountants

Philadelphia, Pennsylvania

April 7, 2005

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Consolidated Balance Sheet
December 31, 2004

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,326
Stockholders' loan	25,329
Total current assets	28,655
FIXED ASSETS
Furniture & fixtures	17,490
Accumulated depreciation – furniture & fixtures	(4,535)
12,955
TOTAL ASSETS	$41,610

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accrued expenses	$176,041
Advances	507,750
Notes payable	62,500

Total current liabilities	746,291

STOCKHOLDERS' DEFICIT
Preferred stock, $.001 par value, 5,000,000 shares authorized, none issued and outstanding
Common stock, $.001 par value, 50,000,000 shares authorized, 12,977,500 shares issued and outstanding	12,977
Additional paid-in capital	3,847,941
(Deficit) accumulated during the development stage	(4,565,599)

Total stockholders' deficit	(704,681)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$41,610

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Consolidated Statements of Operations

	For the Years Ended December 31,		From Inception on October 18, 2001 Through December 31, 2004
	2004	2003
Revenue – net	$10,715	$26,276	$85,723
Cost of sales
Purchases	6,000	26,276	78,629
Gross profit	4,715		7,094
Expenses
Bank fees	4,961	3,710	15,351
Consultants	229,627	216,384	896,685
Credit card fees	409	6,949	7,358
Depreciation	2,392	2,143	6,948
Dues and subscriptions	1,159	3	4,076
Franchise tax	459	303	1,762
Fulfillment			3,000
Insurance	1,735	2,510	7,756
Janitorial services			690
Licenses	37,500	100	55,852
Marketing	588,557	212,641	1,123,428
Miscellaneous	11,957	1,008	18,035
Office supplies	25,188	6,924	77,447
Organizational costs			2,272
Payroll taxes	765		7,823
Payroll	10,000		83,700
Postage and delivery	7,186	1,511	55,417
Printing	6,824	5,658	20,625
Professional fees	84,466	38,845	303,172
Rent – equipment		2,473	4,002
Rent – office	19,582		64,680
Research & development	13,533		13,533
Security			2,782
Shipping	11,738	23,966	37,143
Stock compensation			1,240,000
Stockholder's mailing			1,611

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Consolidated Statements of Operations

	For the Years Ended December 31,		From Inception on October 18, 2001 Through December 31, 2004
	2004	2003
Expenses – Continued
Telephone	$9,762	$9,836	37,967
Travel	74,175	96,435	326,021
Video duplication			218
Web design	11,056		16,056
Write down inventory to market		64,850	64,850
Total expenses	1,153,031	696,249	4,500,260
Net (loss) from operations	(1,148,316)	(696,249)	(4,493,166)

Other income (expense)
Loss on disposition of fixed assets			(25,202)
Interest expense	(40,620)	(4,962)	(47,904)
Interest income			673
Total other income and expense	(40,620)	(4,962)	(72,433)
Net (Loss) Before Income Taxes	(1,188,936)	(701,211)	(4,565,599)
Income Taxes
Current	-0-	-0-	-0-
Deferred	-0-	-0-	-0-
Total income taxes	-0-	-0-	-0-
Net (Loss)	($1,188,936)	($701,211)	($4,565,599)
(Loss) per common share	.10	(.08)	.40

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity (Deficit)
From the Date of Inception on October 18, 2001
Through December 31, 2004

	Preferred Stock		Common Stock		Additional Paid-In Capital		Deficit Accumulated During the Development Stage
	Shares	Amount	Shares	Amount
Issuance of common stock for cash at $.001 per share			7,500,000	$7,500	$		$
Effect of recapitalization of the subsidiary, December 18, 2001			(3,000,000)	(3,000)		(21,167)
Issuance of common stock for cash at $.10 per share			1,650,000	1,650		163,350
Issuance of common stock for cash at $.50 per share			700,000	700		349,300
Less: Stock offering costs						(40,000)
Net loss for the year ended December 31, 2001								(250,184)
BALANCE, December 31, 2001			6,850,000	6,850		451,483		(250,184)
Issuance of common stock for cash at .50 per share			355,000	355		177,145
Issuance of common stock for cash at .50 per share			615,000	615		306,885
Less: Stock offering costs						(7,500)
Forgiveness of debt						7,085
Issuance of common stock for services rendered at 3.00 per share			55,000	55		164,945
Issuance of common stock for cash at .50 per share and for services valued at 3.10 per share			400,000	400		1,439,600
Common stock deemed issued for cash at 1.00 per share			50,000	50		49,950
Net loss for the year ended December 31, 2002								(2,425,268)
Balance, December 31, 2002			8,325,000	$8,325		$2,589,593		$(2,675,452)
Issuance of common stock for cash at 1.00 per share			50,000	50		49,950
Issuance of common stock for services rendered at 1.00 per share			150,000	150		149,850
Issuance of common stock for cash at 1.00 per share			25,000	25		24,975
Issuance of common stock for cash at .21 per share			230,000	230		49,770
Contributed capital for payment of legal fees						22,500
Issuance of common stock for services rendered at 1.00 per share			37,500	37		37,463
Net loss for the year ended December 31, 2003								(701,211)
Balance, December 31, 2003			8,817,500	$8,817		$2,924,101		$(3,376,663)

(continued)

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Statement of Stockholders' Equity (Deficit)
From the Date of Inception on October 18, 2001
Through December 31, 2004

	Preferred Stock		Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage
	Shares	Amount	Shares	Amount
Issuance of common stock for cash at .27 per share			1,000,000	$1,000	$269,000
Issuance of common stock for cash at .20 per share			205,000	205	40,795
Issuance of common stock for cash at .10 per share			1,100,000	1,100	108,900
Issuance of common stock for cash at .15 per share			200,000	200	29,800
Issuance of common stock for cash at .20 per share			230,000	230	45,770
Issuance of common stock for services rendered at .25 per share			1,000,000	1,000	249,000
Issuance of common stock for services rendered at .42 per share			200,000	200	83,800
Issuance of common stock for cash at .20 per share			125,000	125	24,875
Issuance of common stock for services rendered at .72 per share			100,000	100	71,900
Net loss for the year ended December 31, 2004						(1,188,936)
Balance, December 31, 2004			12,977,500	$12,977	$3,847,941	$(4,565,599)

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

	For the Years Ended December 31,		From Inception on October 18, 2001 Through December 31, 2004
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,188,936)	$(701,211)	$(4,242,254)
Loss from disposition of fixed assets			25,202
Adjustments to reconcile net loss to net cash used by operating activities:
Forgiveness of debt – related party			7,085
Stock issued for services		187,500	352,500
Changes in operating assets and liabilities:
Depreciation	2,392	2,143	6,948
(Increase) decrease in:
Accounts receivable		8,644
Security deposit
Inventory	14,517	122,406
Increase (decrease) in:
Accrued expenses	(35,018)	100,685	181,181
Net cash used in operating activities	(1,207,045)	(279,833)	(3,669,338)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and fixtures	(2,490)	(15,000)	(45,104)
Net cash used in investing activities	(2,490)	(15,000)	(45,104)

(Continued)

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

	For the Years Ended December 31,		From Inception on October 18, 2001 Through December 31, 2004
	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (payments) from stockholders loans (net)	$(287,052)	$148,996	$245,170
Issuance of common stock	928,000	125,000	2,963,833
Contributed capital		22,500	22,500
Proceeds from advances	507,750		430,750
Proceeds from notes payable	62,500		62,500
Net cash provided in financing activities	1,211,198	296,496	3,724,753
NET INCREASE (DECREASE) IN CASH	1,663	1,663	10,311
Cash and cash equivalents, beginning of period	1,663	0	0
CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,326	$1,663	$10,311
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for
Interest	$0	$0	$0
Income taxes	$0	$0	$0
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
For the year ended December 31, 2004
None
For the year ended December 31, 2003
None

See accompanying notes and accountant's report.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

1.    ORGANIZATION AND OPERATIONS

Creative Enterprises International, Inc. (the "Company"), formerly Inland Pacific Resources, Inc. Sahara Gold Corporation and Parvin Energy, Inc. was organized June 20, 1984 as a Utah Corporation. On July 26, 1985, the Company changed its domicile to a Nevada Corporation.

On December 18, 2001 Inland Pacific Resources, Inc. entered into an agreement and plan of reorganization with Creative Enterprises, Inc. where Creative Enterprises, Inc. stockholders acquired voting common stock of Inland Pacific Resources, Inc. in exchange for the Creative Enterprises, Inc. common stock. The effect of this agreement and reorganization was to make Creative Enterprises, Inc. a wholly-owned subsidiary of Inland Pacific Resources, Inc. Inland Pacific Resources, Inc. subsequently changed it's name to Creative Enterprises International, Inc..

The Company has one wholly owned subsidiary, Creative Enterprises, Inc. formed in fiscal 2001. Creative Enterprises, Inc. owns Creative Partners International, LLC formed in fiscal 2001. The Company currently is considered a development stage company as defined in SFAS No. 7. The Company is a marketing company that promotes and wholesales unique consumer products including brands such as Jana, a premium artesian bottled water product which recently won the prestigious 2005 Eauscar Award for "highest quality" at the Aqua-Expo in Paris, France; Skinny Water which is a bottled water enhanced with all-natural appetite suppressant that helps people maintain and loose weight; and others. The Company has secured an exclusive North American license and distributor agreement with Agrokor, d.d. for Jana water and has obtained the exclusive licensing rights to Skinny Water.

2.    GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has no significant revenues. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds through sales of its common stock or through loans from shareholders. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company's financial statements are prepared on the accrual method of accounting.

Basis of Consolidation

The consolidated financial statements include the accounts of Creative Enterprises International, Inc. and Creative Enterprises, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company sells products through multiple distribution channels including resellers and distributors. Revenue is recognized when the reseller or distributor sells the product to the end user.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (Continued)

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of six months or less as cash and cash equivalents.

Depreciation

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets, which range from five to seven years. Depreciation is computed on the modified acceleration cost recovery system (MACRS) for financial reporting and income tax purposes.

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. No such charges were recorded for the years ended December 31, 2004 and 2003.

Inventories

Inventory consist of finished goods and are stated at the lower of cost or market determined by the first-in, first-out method.

Loss Per Share

Basic net loss per share is computed by dividing net loss available for common stock by the weighted average number of common shares outstanding during the period.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

FASB Statement No. 123 (Revised 2004), Share-Based Payment, will become effective for periods after June 15, 2005. The revision to FAS 123 will require financial statement cost recognition for certain share-based payment transactions that are made after the effective date in return for goods and services. Additionally, the revision will require financial statement cost recognition for certain share-based payment transactions that have been made prior to the effective date but for which the requisite service is provided after the effective date. The Company had adopted FASB No. 123 and the results are reflected in the current financial statements.

FASB Statement No. 151, Inventory Costs, an amendment to ARB No. 43, Chapter 4, sets forth certain costs related to inventory that must be included as current period costs. This statement becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact the Company.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

4.    RECENT ACCOUNTING PRONOUNCEMENTS   (Continued)

FASB Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 becomes effective for periods beginning after June 15, 2005 and is not expected to materially impact the Company.

5.    RELATED PARTY TRANSACTIONS

At December 31, 2004, a shareholder owed $25,329 to the Company. The note owed from the shareholder to the Company bears interest at 4.0 percent per annum and is due on demand. The interest expense net of interest income for the year ended December 31, 2004 and 2003 was $1,745 and $4,962 respectively.

6.    CASH DEPOSITED IN FINANCIAL INSTITUTIONS

The Company maintains its cash in bank deposit accounts and financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The bank accounts at times exceed federally insured limits. The Company has not experienced any losses on such accounts.

7.    INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS") No 109 Accounting for Income Taxes". SFAS 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 2004, the Company has available unused operating loss carryforwards these amounts were undeterminable as of the report date, which may be applied against future taxable income and which expire in various years through 2020.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards The net deferred tax assets and the offsetting valuation allowance of the same amount is undeterminable for the year ended December 31, 2004.

8.    STOCKHOLDERS' EQUITY

At December 31, 2002, the Company had 1,000,000 shares of Class A preferred stock with a $.001 par value, with such rights, preferences and designations to be issued in such series as determined by the board of directors. No shares are issued and outstanding at December 31, 2003.

In December 2001 the Company's board of directors declared a 1 to 16.33 reverse stock split.

In December 2001, the Company acquired 100% of the issued and outstanding shares of Creative Enterprises Inc. It was a stock for stock exchange.

At December 31, 2004, the Company had 50,000,000 shares of common stock authorized par value $.001. Shares outstanding December 31, 2004 was 12,977,500.

9.    STOCK OPTIONS

Under the Company's stock option plan the Company may grant incentive and non statutory options to employees, non employee members of the Board and consultants and other independent

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

9.    STOCK OPTIONS   (Continued)

advisors who provide services to the Corporation. The maximum shares of common stock which may be issued over the term of the plan shall not exceed 1,000,000 shares. The maximum number of shares that may be granted under the plan to any one individual in any one year is 100,000. Awards under this plan are made by the Board of Directors or a committee of the Board. Options under the plan are to be issued at the market price of the stock on the day of the grant except to those issued to 10% or more stockholders which shall be issued at 110% of the fair market value on the day of the grant. Each option exercisable at such time or times, during such period and for such numbers of shares shall be determined by the Plan Administrator. However, no option shall have a term in excess of 10 years from the date of the grant.

As of December 31, 2004, 450,000 options were granted and 300,000 stock options were returned and cancelled.

10.    STOCK PURCHASE WARRANTS

The Company has authorized 1,000,000 warrants to purchase its common stock for a purchase price of $.20 per share. The warrants grant the holder the right to purchase the Company's stock at any time or from time to time beginning March 2004 until March 2012.

11.    LOSS PER SHARE

Loss per share is based on the weighted average number of common shares. Dilutive loss per share was not presented, as the Company as of December 31, 2004 issued options which would have had an antidilutive effect on earnings. The cumulative from inception to December 31, 2004 weighted average number of common shares outstanding reflect the reverse stock split of December 18, 2001 retroactively to the beginning of their periods.

	For the Years Ended December 31,		From Inception On October 18, 2001 through December 31, 2004
	2004	2003
Loss from continuing operations available to common stockholders	($1,188,936)	($701,211)	($4,565,599)
Weighted average number of common shares outstanding used in earnings per share during the period	$11,401,251	$8,585,001	$11,401,251

12.    ACQUISITIONS

On December 18, 2001 Inland Pacific Resources, Inc. entered into an agreement with Creative Enterprises, Inc. and the owners of the outstanding shares of common stock of Creative Enterprises, Inc. Inland Pacific Resources, Inc. acquired all of the common stock of Creative Enterprises, Inc. (2,500,000 shares) for all of Inland Pacific Resources, Inc. common stock after giving effect to a 1 for 16.32979 reverse stock split. The exchange ratio was one Inland Pacific Resources, Inc. share for each outstanding Creative Enterprises, Inc. share.

The effect of the merger is to have the Creative Enterprises, Inc. shareholders as the acquirer of Inland Pacific Resources, Inc. with the cost being 2,500,000 shares of Creative Enterprises, Inc. for 02,500,000 shares of Inland Pacific Resources, Inc.

Creative Enterprises International, Inc. and Subsidiary
(formerly Inland Pacific Resources, Inc.)
(A Development Stage Company)
Notes to Consolidated Financial Statements
December 31, 2004

12.    ACQUISITIONS   (Continued)

The merger was accounted for as a recaptialization of the Subsidiary, wherein Creative Enterprises, Inc. became a 100% owned Subsidiary of Inland Pacific Resources, Inc. The Company declared a 1 to 16.33 revenue stock split and changed it's name to Creative Enterprises International, Inc.

13.    STOCK COMPENSATION

In December 2002 an officer and stockholder converted $200,000 of debt into 400,000 shares of the Company's stock. The Company's stock was trading at 3.60 at the date of conversion but the officer and stockholder paid .50 per share creating stock compensation to the officer and stockholder of $1,240,000.

In February 2004, an officer and stockholder converted 270,000 of debt into 1,000,000 shares of the Company's stock. This transaction created an amount due to the Company from shareholder of $25,329.